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                            October 18, 2021

       Peter J. Gordon
       Director
       AB Commercial Real Estate Private Debt Fund, LLC
       1345 Avenue of the Americas
       New York, NY 10105

                                                        Re: AB Commercial Real
Estate Private Debt Fund, LLC
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed October 1,
2021
                                                            File No. 000-56320

       Dear Mr. Gordon:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10-12G filed October 1, 2021

       General

   1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption
from registration under the Investment Company Act of 1940, as amended. Please be
advised that you are responsible for analyzing how your investments, investment strategy and
business model will support that exemption. The staff has not reviewed and does not
necessarily concur with disclosure with respect to the availability of that exemption.
 Peter J. Gordon
FirstName  LastNamePeter
                 Real EstateJ. Private
                               GordonDebt Fund, LLC
AB Commercial
Comapany
October  18,NameAB
             2021    Commercial Real Estate Private Debt Fund, LLC
October
Page  2 18, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-
551-3457 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Michael Darby